

September 2, 2009

Mr. Greg Van Staveren
Chief Financial Officer
Starfield Resources Inc.
130 Adelaide Street, Suite 2210
Toronto, Ontario
Canada M5H 3P5

> **Re:** **Starfield Resources Inc.**
> **Form 20-F for the Fiscal Year Ended February 29, 2008**
> **Filed August 22, 2008**
> **Form 20-F for the Fiscal Year Ended February 28, 2009**
> **Filed June 3, 2009**
> **File No. 0-29948**

Dear Mr. Van Staveren:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director